Exhibit (23)(a)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 20, 2006, relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation 46R and changes in reportable segments), of Snap-on Incorporated and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Snap-on Incorporated for the year ended December 31, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

January 8, 2007